FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company Cybin Inc. (the “Company” or “Cybin”) 100 King Street West, Suite 5600 Toronto, Ontario M5X 1C9
Item 2	Date of Material Change August 28, 2023
Item 3
News Release
A joint news release announcing the material change referred to in this report was disseminated on August 28, 2023 through BusinessWire and has been filed under Cybin’s profile on SEDAR at www.sedarplus.com.

Item 4
Summary of Material Change
On August 28 2023, Cybin and Small Pharma Inc. (“Small Pharma”) entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Cybin will acquire all the issued and outstanding common shares of Small Pharma pursuant to a court-approved plan of arrangement (the “Transaction”).

Under the terms of the Transaction, Small Pharma shareholders will receive 0.2409 common shares of Cybin (each whole such share, a “Cybin Share”) for each Small Pharma common share (“Small Pharma Share”) held.

Item 5
Full Description of Material Change

On August 28, 2023, Cybin and Small Pharma announced that they had entered into the Arrangement Agreement pursuant to which Cybin will acquire all the issued and outstanding securities of Small Pharma pursuant to a court-approved plan of arrangement.

Under the terms of the Transaction, Small Pharma shareholders will receive 0.2409 Cybin Shares for each Small Pharma Share held. The exchange ratio implies consideration of approximately $0.10 per Small Pharma Share based on the closing price of the Cybin Shares on the Cboe Canada exchange (“Cboe Canada”) on August 25, 2023, representing a 43.64% premium based on the 30-day volume weighted average prices of the Cybin Shares on the Cboe Canada and the Small Pharma Shares on the TSX Venture Exchange (“TSXV”) for the period ended on August 25, 2023.

Holders of options to purchase Small Pharma Shares that are “in-the-money” based on the volume weighted average trading price of the Small Pharma Shares on the TSXV for the five trading days immediately preceding the effective time of the Transaction (the “Small Pharma Share Value”) will receive from Small Pharma a number of Small Pharma Shares equal to the number of Small Pharma options held, multiplied by the amount by which the Small Pharma Share Value exceeds the exercise price of such Small Pharma options, divided by the Small Pharma Share Value. Such newly issued Small Pharma Shares will be acquired by Cybin on the same terms as the other Small Pharma Shares. Each Small Pharma option that is “out-of-the-money” based on the Small Pharma Share Value will be deemed to be surrendered to Small Pharma for $0.001 and cancelled.

As of the date of the Arrangement Agreement, it is expected that Cybin shareholders and Small Pharma securityholders will own approximately 74.5% and 25.5% of the outstanding Cybin shares, respectively, following completion of the Transaction.

The Transaction will be effected by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia), requiring the approval of at least 66 2/3% of the votes cast by the shareholders of Small Pharma. Pursuant to the requirements of the Cboe Canada, because the total number of Cybin Shares issuable pursuant to the Transaction is more than 25% of the total number of Cybin Shares issued and outstanding, the Transaction must be approved by a majority of the votes cast by shareholders of Cybin. Each of Small Pharma and Cybin has called an annual and special meeting of its shareholders to vote on the Transaction. The shareholders’ meetings are expected to occur on or about October 12, 2023.
In addition to shareholder approval, the Transaction is subject to approval by the Supreme Court of British Columbia, receipt of the approvals of the Cboe Canada, NYSE American, and TSXV, other applicable regulatory approvals, and the satisfaction of certain other closing conditions customary in transactions of this nature. Subject to receipt of all necessary approvals and the satisfaction of other closing conditions, the Transaction is expected to close in late October 2023.

In connection with the Transaction, each of Small Pharma’s directors and officers, and Small Pharma’s largest shareholder, who collectively beneficially hold or exercise control or direction over, directly or indirectly, an aggregate of approximately 28.8% of the outstanding Small Pharma Shares, have entered into support and voting agreements with Cybin, pursuant to which each of them has agreed, among other things, to support and vote their Small Pharma Shares in favour of the Transaction. In addition, each of Cybin’s directors and officers, and certain Cybin shareholders, who collectively hold or exercise control or direction over an aggregate of approximately 17% of the outstanding Cybin Shares, have entered into voting and support agreements with Small Pharma, pursuant to which each of them has agreed, among other things, to support and vote their Cybin Shares in favour of the Transaction.

The foregoing description of the Arrangement Agreement is a summary. Reference should be made to the full text of the Arrangement Agreement, which is available under Cybin’s SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov.

None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and any securities issuable in the Transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This material change report does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8
Executive Officer
Further information regarding the matters described in this report may be obtained from Gabriel Fahel, Chief Legal Officer of Cybin, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.

Item 9	Date of Report September 7, 2023
Cautionary Note Regarding Forward-Looking Information and Statements
Certain statements contained in this material change report, and in certain documents incorporated by reference herein, constitute “forward-looking information” and “forward-looking statements”, within the meaning of applicable securities laws (collectively, “forward-looking statements”). All statements other than statements of historical fact, including, without limitation, those regarding future financial position, business strategy, budgets, research and development, plans and objectives of management for future operations, and any statements preceded by, followed by or that include the words “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate”, “pro forma”, and “post-Arrangement” and other similar words, including negative and grammatical variations thereof, or Transaction that certain events or conditions “may” or “will” happen, or by discussions of strategy, are forward-looking statements.
The forward-looking Statements in this material change report may include, without limitation, statements about the expected timing and completion of the proposed Transaction; the anticipated timing for the meetings of Cybin and Small Pharma shareholders; the consideration to be received by Small Pharma shareholders; the estimated value of the Transaction; the satisfaction of closing conditions to the Transaction, including, without limitation (i) the required Cybin shareholder approval; (ii) the required Small Pharma shareholder approval; (iii) necessary court approval in connection with the plan of arrangement; (iv) Cybin obtaining the necessary approvals from the Cboe Canada and NYSE American for the listing of securities in connection with the Transaction; (v) the proportionate shareholdings of the Cybin shareholders and Small Pharma securityholders in Cybin following closing of the Transaction; and (vi) other closing conditions, including, without limitation, obtaining certain consents and other regulatory approvals.
Forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are beyond the ability of Cybin to control or predict and which may cause actual results, performance or achievements to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such factors, among other things, include: that the Transaction may not be completed on the expected terms or within expected timelines, or at all; the Transaction may fail to receive the required shareholder, court, stock exchange, regulatory, or other approvals necessary to effect the proposed Transaction; fluctuations in securities markets; the potential for a third party to make a superior proposal to the proposed Transaction; any of which may have a material adverse effect on Cybin’s or Small Pharma’s business, capital resources, financial results and/or ability to complete the Transaction or realize the anticipated benefits thereof.
Although the forward-looking statements contained in this material change report are based upon what management of Cybin believes are reasonable assumptions at the time they were made, such statements are made as of the date hereof and Cybin disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on forward-looking statements.